The Boeing Company 100 North Riverside Chicago IL 60606-1596

October 18, 2019
Via Edgar Filing
Amy Geddes & Andrew Mew
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, D.C. 20549

Re:     The Boeing Company
Form 10-K for the Year Ended December 31, 2018
Filed February 8, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed July 24, 2019
File No. 001-00442

Dear Ms. Geddes and Mr. Mew:

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on The Boeing Company’s (herein referred to as “we,” the “Company,” or “Boeing”) Form 10-K for the fiscal year ended December 31, 2018 and Form 10-Q for the fiscal quarter ended June 30, 2019, communicated in your letter dated September 5, 2019. We have repeated your comments below followed by our response.
Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations and Financial Condition, page 18

1.
Please revise your comparative discussion of year-to-year changes in income statement categories to quantify each change identified. For example, your discussion of 2018 revenues versus 2017 states, "Revenues in 2018 increased by $7,122 million or 8% compared with 2017 due to higher revenues at BCA, BDS, and BGS. BCA revenues increased by $2,701 million due to higher 737 and 787 deliveries and favorable 737 and 787 model mix, which more than offset lower 777 and 747 deliveries." In that regard, please revise either in narrative or tabular form to provide more insights such as the changes in both total revenue and related quantities by model number in your entire discussion and analysis. This revision also applies to your future Forms 10-Q.

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

Our Form 10-K includes extensive disclosures regarding our Commercial Airplanes business.  Examples of such disclosures in the MD&A section of our 2018 Form 10-K include number of airplane orders for each commercial airplane program (page 28), number of deliveries for each commercial airplane program (page 26), and current and future planned production rates for each airplane program (pages 28 and 29).  We update all of this information each quarter in our Forms 10-Q. We also publicly disclose orders and deliveries by month, and on quarter-end months this information is published before we release earnings and file our Forms 10-Q and 10-K.  In addition, the notes to our financial statements disclose commercial airplane revenue by region (i.e., customer location).  Our Commercial Airplanes business serves customers in different regions of the globe, each of which is subject to different economic and industry factors. As previously shared with the Staff in a letter dated September 14, 2018, we believe that the Company’s presentation of Commercial Airplanes revenue by region most appropriately depicts how economic and industry factors affect the nature, amount, timing, and uncertainty of revenue and operating earnings in that segment. In our periodic reports, we also provide commentary around the overall airline environment, industry competitiveness and macro-economic trends that could impact our business.
Our Commercial Airplanes business is highly integrated, and aircraft are sold to the same customer base, involve similar technologies, and share common production facilities and sales forces. As such, we primarily measure performance at the overall segment level and believe that is the most relevant basis of evaluation for investors. In addition, several of our commercial aircraft programs include several “minor” models (e.g., the 787 program includes 787-8s, 787-9s, and 787-10s), each of which can perform different missions for customers and be subject to different pricing. Even within certain minor models, customers can choose a wide variety of features, each of which affects the revenue for purchased aircraft. Finally, even identical aircraft can be subject to different pricing terms and/or varying escalation adjustments, depending on the customer. Because of these factors, revenue by aircraft within one particular program can vary greatly. As a result, we believe that investors can evaluate particular programs through a combination of overall segment revenue (both on an aggregate basis and by region), order and delivery activity, planned future production rates, and size of each program’s accounting quantity, together with narrative disclosures in our MD&A regarding particular programs’ impact on overall segment performance and additional operational or financial considerations affecting a program.
In addition, we believe that our order, delivery and production rate disclosures provide significant insight for investors and other users of our financial statements. For example, when comparing 2018 performance with 2017, we disclose in our Form 10-K that overall deliveries increased by 51 units, 17 units and 9 units for the 737, 767 and 787 programs, respectively, and that deliveries for the 777 and 747 programs declined by 26 units and 8 units, respectively.  We believe these disclosures enable investors to understand how volume affects the results of our business.  Further, investors have visibility into future trends through our disclosure of orders and planned changes to production rates, an example of which is our disclosure in the 2018 Form 10-K of a planned production rate increase from 12 to 14 aircraft per month on the 787 program.  In summary, we believe that the combination of order, delivery and production rate disclosures, together with our disclosures of segment revenue and operating earnings and discussion of economic and other factors impacting the industry or particular programs, when taken as a whole, provide investors

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

significant insight into known trends and uncertainties as well the drivers of period over period performance.
Form 10-Q for the Quarterly Period Ended June 30, 2019

Note 11 - Commitments and Contingencies
737 MAX Grounding, page 15

2.
We note from your disclosure here that, while you have suspended deliveries of the 737 MAX during the grounding, you have continued production at a reduced rate. You have disclosed here that the resulting impacts, which were reflected in the first quarter, increased costs to produce aircraft included in the current accounting quantity by $1,748 and reduced 737 program and overall BCA segment margins. We also note your disclosure on page 16 that the grounding has reduced revenues, operating earnings and cash flows during the first quarter of 2019 and will continue to adversely affect results until deliveries resume and production rates increase, you are unable at this time to reasonably estimate potential additional financial impacts or a range of loss, beyond the $5.6 billion charge to earnings because any such estimate would depend on many factors, including the ongoing status of the accident investigations and the timing and conditions surrounding a return to service. Please explain to us in detail or revise to quantify the additional impact to revenues, operating earnings, and cash flows during the income statement periods presented especially resulting from non-delivery at this stage.

The financial statements included in our Form 10-Q for the quarter ended June 30, 2019 reflect the $5.6 billion reduction in revenue related to estimated customer concessions and other considerations, net of insurance recoveries.  We have not recognized any revenue or profit related to 737 MAX since the suspension of 737 MAX deliveries on March 13, 2019. The MD&A section of the Form 10-Q describes the impact of the absence of 737 MAX deliveries on revenue and operating earnings, and the impacts of the 737 MAX grounding on cash flows in the form of higher inventory, the lack of delivery payments, and lower advances and progress billings.  Page 15 of our Form 10-Q also includes disclosure to the effect that impacts associated with the 737 MAX software updates and related pilot training were immaterial. Finally, we disclosed that increased costs of $1,748 million across the 737 accounting quantity will reduce the 737 program and overall BCA operating margins in future quarters after deliveries resume. To date, as discussed in the response to the Staff’s Comment 4, the 737 MAX grounding has not resulted in significant order cancellations. However, new 737 MAX orders are lower than during the quarters immediately prior to the grounding, which we have disclosed.

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

The following excerpts from our MD&A highlight how we have addressed the impacts on revenues, operating earnings and cash flows of the lower deliveries as a result of the 737 MAX grounding.

Commercial Airplanes Revenues for the six and three months ended June 30, 2019 decreased by $10,353 million and $9,230 million compared with the same periods in 2018 driven by lower deliveries and a revenue reduction of $5,610 million that was recorded in the second quarter of 2019 related to estimated potential concessions and other considerations to customers for disruptions and associated delivery delays related to the 737 MAX grounding. The 737 MAX grounding will continue to have a significant impact on revenues until deliveries resume. (page 41)
Commercial Airplanes Earnings from operations for the six and three months ended June 30, 2019 decreased by $6,970 million and $6,731 million compared with the same periods in 2018 primarily due to the earnings charge for the 737 MAX grounding of $5,610 million and lower 737 deliveries, partially offset by higher 787 margins. The 737 MAX grounding will continue to adversely impact margins until deliveries resume. (page 42)
Boeing’s Net cash provided by operating activities was $2.2 billion during the six months ended June 30, 2019, compared with $7.8 billion during the same period in 2018. The net loss from operations for the six months ended June 30, 2019 was primarily driven by the $5.6 billion charge for estimated potential concessions and other considerations to 737 MAX customers and did not affect cash flows. The decrease reflects higher spending on inventory and lower growth in advances compared with the prior period. Inventories increased by $5.9 billion during the six months ended June 30, 2019 primarily due to the suspension of 737 MAX deliveries, which resulted in higher commercial airplane program inventory as we continue to produce 737 MAX aircraft at a rate of 42 per month. Advances and progress billings increased by $1.8 billion and $2.9 billion during the six months ended June 30, 2019 and 2018. Net cash provided by operating activities in future quarters is expected to be adversely impacted by the 737 MAX grounding. (page 49)
We believe that readers of our Form 10-Q would correctly infer from our disclosures that all of the unfavorable year over year revenues, operating earnings, and cash flow variances excerpted above are attributable to the lack of 737 MAX deliveries and/or potential concessions and other considerations. As such, readers would understand the significance of the 737 MAX grounding and its very material financial impacts on our revenues, operating earnings, and operating cash flows. We do not believe that providing more granular detail quantifying how much 737 revenues, operating profits, and cash flows are down versus the prior year would provide new material insights to investors.
Further, we believe that the current situation is temporary and timing and conditions surrounding return to service will continue to have the most significant financial impact on our financial statements in the near term. We expect that, in the event that we are unable to resume aircraft deliveries consistent with our assumptions, the continued absence of revenue, earnings, and cash flows associated with 737 MAX deliveries would continue to have the most significant impact on our operating results.  In the event that we decide to further reduce the 737 production rate or temporarily cease production, we expect that the growth in inventory and other cash flow impacts associated with production would decrease.  However, while any such reduction or cessation of production could mitigate the impact of continued production on our liquidity, it could significantly increase the overall expected costs to produce aircraft included in the accounting quantity, which would reduce 737 program margins in the future.

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

In response to the Staff’s comment, we will clarify in future filings those impacts related to the 737 MAX grounding that are material to the Company, as well as those impacts which we expect to become material in the event that return to service, and therefore our ability to resume aircraft deliveries, is delayed beyond our current assumption.

3.
Please revise your discussion of your reduced production rate to include factors which may limit your ability to continue production of the 737 MAX. Specifically address how your storage capacity may limit the number of aircraft you can manufacture.

We do not expect that storage capacity would limit our ability to continue 737 MAX production.  We are currently using available storage space in several locations in the State of Washington as well as San Antonio, Texas.  We have additional available capacity, and we believe that we have access to adequate alternative sources of storage space if return to service is delayed beyond our current assumption.  As discussed in Note 11 of our Form 10-Q for the quarter ended June 30, 2019, the timing and conditions of 737 MAX return to service is the principal factor that could cause us to reduce our production rates or temporarily cease 737 MAX production.  For example, significant additional regulatory requirements and/or delays in return to service beyond our current assumption could cause customers to cancel or defer orders, which could also cause us to reduce or temporarily cease 737 MAX production.  In response to the Staff’s comment, we will include this additional detail in future filings.

4.
We note the table on page 43 appears to indicate revised cumulative firm orders of 11.840, a decrease of 180 aircraft from prior year end. Please tell us whether any portion of this decrease is related to cancellations in response to the grounding of the 737 MAX. If so, please clarify by disclosing the number of cancellations due to grounding and the corresponding impact to lost revenues and earnings in aggregate and by fiscal year.

As disclosed on page 42 in our Form 10-Q for the quarter ended June 30, 2019, backlog decreased primarily due to deliveries in excess of new orders and a reduction related to orders from a customer experiencing liquidity issues. The reduction in cumulative firm orders from the prior year end to June 30, 2019 was primarily due to the removal of orders from the customer experiencing liquidity issues. The 737 MAX grounding resulted in an insignificant number of cancellations and reductions to cumulative firm orders during the first half of 2019. Due primarily to the size of 737 backlog and management’s ability to mitigate potential impacts by shifting planned customer delivery dates, management does not expect 737 MAX order cancellations due to the grounding to have a material impact to revenues or earnings. In response to the Staff’s comment, we will disclose in future filings any material cancellations or corresponding impacts attributable to the 737 MAX grounding and associated delivery delays, should they occur.

5.
We note from news media reports on June 8, 2019 that Flyadeal, Saudi Arabian Airlines Corp.'s budget airline, has cancelled their full order of $5.9 billion dollars of 30 737 MAX's with an option for 20 more in favor of Airbus. We did not note a press release furnished on Form 8-K related to this significant order cancellation related specifically to the issues with the 737 MAX. Please tell us how you determined that a current report on Form 8-K is not considered necessary in this situation.

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

The order described in the Staff’s comment was a non-binding arrangement and never the subject of a binding agreement. As a result, the arrangement did not satisfy the criteria of a contract with a customer as defined in ASC 606-10-25-1. Therefore, neither the backlog nor cumulative firm order data in our Form 10-K for the year ended December 31, 2018 and the Form 10-Q for the quarter ended March 31, 2019 included this arrangement. In addition, neither the arrangement nor its failure to become a binding agreement impacted the revenue or cost estimates used for purposes of program accounting with respect to the 737 program. As a result, the cancellation described in the Staff’s comment had no impact on our financial statements and did not otherwise satisfy any of the requirements for a Current Report on Form 8-K.

6.
We note your disclosure in the last paragraph in this Note that you describe the $5.6 billion charge as representing "estimated potential concessions and other considerations to customers for disruptions related to the 737 MAX grounding and associated delivery delays." You state on page 16 that the charge was reflected as reduction of revenues, other current assets and accrued liabilities. In this regard, explain to us the facts and circumstances leading to the estimated customer concessions and other considerations' amount as well as how a portion of the charge was capitalized as "other current asset". Please tell us and disclose the breakout of the charge among reduction of revenues, other current asset and accrued liabilities.

As disclosed in the Form 10-Q for the quarter ended June 30, 2019, during the second quarter we recorded a net revenue reduction of $5.6 billion, a current asset of $0.5 billion, and a customer considerations liability of $6.1 billion.
The facts and circumstances that led to recording an estimate of customer concessions relate to management’s intention to offer compensation to customers. As a result of that decision, we recorded a liability in the second quarter measured at the probable amount of estimated consideration to be provided due to the 737 MAX grounding and associated impacts. The liability represented potential concessions and other considerations to customers who were affected directly by the grounding of previously delivered aircraft as well as customers who are experiencing or are expected to experience delayed deliveries due to the grounding and the new production schedule.
The liability recorded for customer concessions and other considerations in the second quarter was based upon an estimate of customer disruption experienced due to delivered grounded aircraft as well as undelivered aircraft subject to expected delivery delays. The estimate considered available information regarding costs incurred by customers to mitigate disruption to their operations, the results of ongoing engagements with customers, and marketing data used to estimate lost profit, as well as our assumptions regarding timing and conditions of return to service and planned future 737 MAX production rates.
The “other current asset” addressed in the Staff’s comment related to an insurance receivable for grounding insurance, which was recorded in the income statement in the second quarter as an offset to the gross revenue reduction. A grounding insurance claim was filed with insurers in the second quarter of 2019 and was determined to be probable of collection. As the insurance proceeds were received in the third quarter, this receivable is no longer on our balance sheet.

Ms. Amy Geddes & Mr. Andrew Mew
October 18, 2019

*****

If you would like to speak with us about any of these matters, please do not hesitate to call me at (312) 544-2500 or Michael Cleary, Vice President Accounting and Financial Reporting at (312) 544-2115.
Sincerely,

/s/ Robert E. Verbeck

Robert E. Verbeck
Senior Vice President, Finance & Corporate Controller